

Confidential and Proprietary

# Xun Energy, Inc.

## OTCBB:XNRG

# MISSION

- To become a leader in providing energy, through acquisition and energy source diversification.

- To acquire working interest positions and mineral rights leases for the purposes of oil and gas development and production using new technologies, advanced drilling and completion methods and invest to known, producing properties and surrounding areas.

- To be aggressive in gaining interest positions in leases and existing producing properties that will produce desirable returns, utilize leading technologies, and utilize methods to maximize exploration and production results while providing Return On Investment.

# STRATEGY

Xun Energy aspires to be an independent oil and gas company in North America and to provide our shareholders with returns over the long-term.

To achieve this, Xun Energy will strive to optimize our capital investments to maximize growth in cash flows, earnings, production and establish reserves.

Xun Energy will do this by:

- Generating cash flow,
- Securing financing to acquire Xun's planned acquisitions,
- Exercising capital discipline,
- Ensuring financial strength, and
- Investing in oil and gas properties with strong full-cycle margins.

# STRUCTURE

- **Xun Energy, Inc. is a publicly-traded company (OTC:BB:XNRG)**

- **Common Voting Shares:**
  - **Issued and outstanding as of November 30, 2012 - 381,454,093**

- **Preferred Shares:**
  - **Authorized: 50 Million shares**
  - **Issued and outstanding as of November 30, 2012 -  Zero**

# BUSINESS MODEL

- Primary target is oil, accumulate natural gas reserves

- Generate cash flow through low risk offset drilling in producing oil and gas fields

- Acquisition of cash flow positive producing oil and gas leases:

- Debt financing

- Resource development (staff, expertise, infrastructure)

# EXECUTION

## Staged Goals: (BPOD)

**STAGE – Year 1:**
    Complete 45 Oil and Gas well location program - PA        40 – 100
    Acquire Oil and Gas Producing properties        200 - 400
**STAGE – Year 2:**
    Acquire Oil and Gas Producing properties        500 – 1,500
**STAGE – Year 3:**
    Acquire Oil and Gas Producing properties        2,000 – 3,000
**STAGE – Year 4:**
    Acquire Oil and Gas Producing properties        3,500 – 5,000
**STAGE – Year 5:**
    Acquire Oil and Gas Producing properties        7,500 – 15,000

**TOTAL: 5 - YEAR STAGED PROGRAM**        13,740 – 25,000

# EXECUTION

## CAPEX $(000,000'S)

**STAGE – Year 1:**
Complete 45 Oil and Gas well location program - PA        $7.50
Acquire Oil and Gas Producing properties        $20 - $40

**STAGE – Year 2:**
Acquire Oil and Gas Producing properties        $50 - $150

**STAGE – Year 3:**
Acquire Oil and Gas Producing properties        $200 - $300

**STAGE – Year 4:**
Acquire Oil and Gas Producing properties        $350 - $500

**STAGE – Year 5:**
Acquire Oil and Gas Producing properties        $750 - $1,500

**TOTAL: 5 - YEAR STAGED PROGRAM        $1,380 - $2,500**

# EXECUTION

## Daily Production of Oil – Scenarios

**Daily Production of Oil**

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| **Best Case** | 500 | 2,000 | 5,000 | 10,000 | 25,000 |
| **Most Likely Case** | 100 | 1,270 | 3,770 | 8,020 | 19,270 |
| **Worst Case** | 40 | 540 | 2,540 | 6,040 | 13,540 |

# EXECUTION

## Netback Projections – 50% After Overhead



Yearly Netback @ 50% After Overhead

# EXECUTION

## EPS Projections (based on 381,454,093 Shares)

### Earnings Per Share @ 381,454,093 Shares

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| **Best Case** | $0.02033 | $0.08133 | $0.20333 | $0.40667 | $1.01667 |
| **Most Likely Case** | $0.00407 | $0.05165 | $0.15331 | $0.32615 | $0.78365 |
| **Worst Case** | $0.00163 | $0.02196 | $0.10329 | $0.24563 | $0.55063 |

# FOCUS

- 45 Oil and gas well locations, Venango County, PA

- Offset drilling

- Low risk, oil presence

- Equity financing - $668,000 (being finalized)

- Debt financing - $5,000,000 (10 Year @ 6%, estimated)

- Cash flow financing - $1,847,000

# The Pennsylvania Advantage

- More than 2,680 oil and gas wells drilling in 2010, almost evenly divided between Marcellus Shale natural gas wells and wells targeting shallower conventional oil and gas formations
- 3.4 million barrels of oil and 198 billion cubic feet of gas was produced in 2009
- Ranks 19th in oil production in the U.S. and 15th in natural gas production
- Almost 19,000 oil wells in production and more than 55,000 natural gas wells
- Existing oil and gas infrastructure is extensive
- The state is centrally located for access and distribution to northern and eastern industrial market
- Costs are low because resources are shallow, turnkey cost of $167,000 per well
- Breakeven point less than 3,000 barrels per well @ $85 Oil

# RISK EVALUATION

## TABULATION OF RISK ANALYSIS – 45 OIL WELL LOCATION, VENANGO, PA

| Subject | Assigned Risk | Description |
|---|---|---|
| Oil Recovery | Low - Rice and Lalley leases Low- Moderate on the Corse lease | Offset wells to producing oil wells, historical production, geological opinion on the Rice and Lalley leases, geological opinion being completed on the Corse lease with offset production on surrounding leases |
| Dry Hole | Low | Geological trends are consistent from lease to lease based on logs examined |
| Capital Costs | Low - Moderate | New equipment, used equipment is cheaper |
| Capital Cost Overrun | Low | Turnkey fixed cost of $167,000 per well completed |
| Oil Price Volatility | Moderate - High | Revenue based on $85 oil, 52 week low - $79.34 and 52 week high - $105.68 |
| Processing Environmental | Moderate | Pennsylvania Department of Environmental Protection (PA DEP) has strict regulations. Operator has no record of infractions with PA DEP |
| Operating Costs | Low | New equipment, lower maintenance |
| Marketing | Low | Ergon Refinery purchases all the oil produced at market |

# Rice Lease Data

- Rice Lease – 54.58 acres – up to 8 oil well locations
- Pinegrove Township
- Venango First sand and the Venango Second sand targets
- Average of 15,650 barrels of oil in place per acre
- 1.62 acre spacing
- Estimated 25,353 standard stock barrels (STB) total in place per well location
- Average regional primary recovery 25%
- Expected average recovery per well location – 6,340 STB in first 10 years
- Vencedor producing from 4 new wells completed in July and August
- Vencedor produced 1,388 barrels in first month of full production from the 4 wells

# **Pinegrove Township Facts**

- Area:  37.0 square miles

- Active Wells: 429

- Wells Per Square Mile: 11.6

- Population: 1,338 (2000 Census)



# Rice Lease Locations

XUN ENERGY



RICE LEASE MAP 1" = 200'
N
S
EXISTING WELLS
red paint
pipe
SMALL SEASONAL STREAMS (NOT A BLUE LINE STREAM)
BRYON RICE II
PROP. TANK BATTERY
WETLAND DELINEATION AREA
HILL CITY ROAD
XUN
VEP
water well
trailer
1.15 AC.
.97 AC.
EXISTING GRAVEL DRIVE
ENTRANCE
house
shop
STRIP MINE AREA
Wetland Delineation marked by William Staph of Atlantic Evironmental Group, Inc.
JOHN L. ERWIN
= PROPOSED LOCATIONS (LENDRUM ENERGY)
= LENDRUM ENERGY, LLC
= VENCEDOR ENERGY PARTNERS
= PROPOSED LOCATIONS (VENCEDOR ENERGY)
0' 200' 400' 600'
FOX LAND SURVEYING
9161 U.S. 322
CRANBERRY, PA 16319
814-677-2297
JOSEPH M. FOX, P.L.S.

# Lalley Lease Data

- Lalley Lease – 300 acres – up to 10 oil well locations
- Cranberry Township
- Red Valley sand and the Venango Second sand targets
- Average of 13,920 barrels of oil in place per acre
- 1.62 acre spacing
- Estimated 22,250 standard stock barrels (STB) total in place per well location
- Average regional primary recovery 25%
- Expected average recovery per well location – 5,560 STB in first 10 years
- 16 Ostroske wells drilled in 1984 on Lalley lease produced an average of 1,700 barrels of oil during the first year of production

# **Cranberry Township Facts**

- Area: 71.3 square miles

- Active Wells: 2,307

- Wells Per Square Mile: 32.4

- Population: 7,014 (2000 Census)



# Lalley Lease Locations



# Corse Lease Data

- Corse Lease – 257 acres – up to 15 oil well locations
- Cornplanter Township
- Option for additional 15 oil well locations
- Geological opinion currently being performed
- Final survey of well locations currently being performed
- Historical production
- Offset production

# Corse Lease Locations



N
W
E
S
S.R. 227
W. WALNUT BEND ROAD
MCFATE ROAD
ELECTRIC LINES
lease road
APPROXIMATE LOCATION OF LEASE BOUNDARY
OLD WELLS
CORSE LEASE 257 ACRES
APPROXIMATE LOCATION OF LEASE BOUNDARY
SEPTEMBER 05, 2012
FOX LAND SURVEYING
9161 U.S. 322
CRANBERRY, PA 16319
814-657-4361
JOSEPH M. FOX, P.L.S.
= PROPOSED WELL (330' SPACING)
0' 400' 800' 1200'

# Cornplanter Township Facts

- Area: 37.8 square miles

- Active Wells: 1,563

- Wells Per Square Mile: 41.3

- Population: 2,687 (2000 Census)



# Timeline – Typical Well

- **Stage 1 - Pre-Development  - 3 to 6 months**
   - Includes permitting which is a minimum of 45 days

- **Stage 2 -  Site and Infrastructure – 2 – 4 weeks**

- **Stage 3 - Drilling – 1 week**

- **Stage 4 – Completion – 2 – 3 Weeks**

- **Stage 5 – Production – 1 week**

- **Stage 6 – Management – Ongoing 15 to 20 years**

# Average Decline Curve
**(45 Well Venango Locations)**



**Barrels of Oil Per Year**

BOPM

# 11 Year Production Curve

**(45 Well Venango Locations)**



Accumulated Barrels of Oil

Accum Oil Prod

# Yearly EBITDA

**(45 Well Venango Locations)**



Yearly EBITDA

# Accumulated Cash Net

**(45 Well Venango Locations)**



**Accumulated Cash Flow Net Debt Service**

# Vencedor as Operator

- Privately held independent oil and gas operator incorporated in 2010

- Actively involved in acquiring, developing, and operating production of oil and gas leases in Pennsylvania, Ohio and Texas

- Guided by Brian S. Ambrose, a 3rd generation oil and gas operator, with over 20 years of experience in the oil and gas industry

- Currently operating several oil and gas wells on target leases

- Exemplary track record with the Pennsylvania Department of Environmental Protection

- Expertise in drilling supervision and management

# Xun Management Team Expertise

- Extensive career in the oil and gas industry with BP, Husky Oil, Syncrude, Nova International (Mikolajczyk)
- Award winning "Chief" (Mikolajczyk)
- Expertise with public markets for companies throughout North America in the financial and natural resource sector (Matousek)
- Investor & Public Relations specialist (Matousek)
- Economics and business development to private equity funds in the U.S. and Europe for the past six years (Spier)
- Extensive history of publications and has authored more than fifty business plans for both start-ups and mature companies (Spier)
- Six-time recipient of the President's Award for exceeding Royal Bank of Scotland objectives (St. Cyr)
- Marketing Specialist (St. Cyr)

# Summary

- Management with over 30 years experience in the oil and gas industry

- Experienced operator to supervise and manage the drilling, completions and operations

- Low risk oil and gas prospects

- Ability to generate above average returns

- Public reporting company with very large, rapid growth potential, tightly held

- Rapid growth through acquisitions of producing oil and gas properties



Vencedor Energy Partners - Drilling – Rice #7 - June 2012

Subject to Safe Harbor Clause



**Vencedor Energy Partners - Completion Work - Rice #2 - July 2012**



Vencedor Energy Partners - Hydraulic Frac - Rice #2 - July 2012


Vencedor Energy Parthers - Pump Jacks - Rice Lease



Vencedor Energy Partners - Pump Jack Setup – Rice #2 - July 2012



Vencedor Energy Partners - Tank Battery #1 – Rice Lease

# Safe Harbor

The statements contained in this presentation are not historical fact, are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995), within the meaning of Section 27A of the Securities Act of 1933, as amended (the "**Securities Act**"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). The forward-looking statements contained herein are based on current expectations that involve a number of risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The Company wishes to caution the reader that its forward-looking statements that are historical facts are only predictions. No assurances can be given that the future results indicated, whether expressed or implied, will be achieved. While sometimes presented with numerical specificity, these projections and other forward-looking statements are based upon a variety of assumptions relating to the business of the Company, which, although considered reasonable by the Company, may not be realized. Because of the number and range of assumptions underlying the Company's forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond the reasonable control of the Company, some of the assumptions inevitably will not materialize, and unanticipated events and circumstances may occur subsequent to the date of this report. These forward-looking statements are based on current expectations and the Company assumes no obligation to update this information. Therefore, the actual experience of the Company and the results achieved during the period covered by any particular forward-looking statements may differ substantially from those projected. Consequently, the inclusion of forward-looking statements should not be regarded as a representation by the Company or any other person that these estimates and projections will be realized. The Company's actual results may vary materially. There can be no assurance that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate.



# Xun Energy, Inc.
## OTCBB:XNRG

Jerry G. Mikolajczyk,
President, CEO and Director
Cell – 1-954-604-0912
Email: jerrygmik@xunenergy.com

12518 NE Airport Way,
Suite 148-156
Portland, Oregon  97230

Telephone 775-200-0505
URL www.XunEnergy.com

Subject to Safe Harbor Clause